UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ____________________
FORM 11-K
 ____________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-3671

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
GENERAL DYNAMICS CORPORATION
401(K) PLAN FOR REPRESENTED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
GENERAL DYNAMICS CORPORATION
2941 Fairview Park Drive, Suite 100
Falls Church, Virginia 22042-4513

GENERAL DYNAMICS CORPORATION
401(k) PLAN FOR REPRESENTED EMPLOYEES

Report of Independent Registered Public Accounting Firm

The Participants and Audit Committee of the General Dynamics Corporation 401(k) Plan for Represented Employees:
We have audited the accompanying statements of net assets available for benefits of the General Dynamics Corporation 401(k) Plan for Represented Employees (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying schedules of Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2015 and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules of Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2015 and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 is fairly stated in all material respects in relation to the 2015 financial statements as a whole.
/s/ KPMG LLP
McLean, VA
June 15, 2016

GENERAL DYNAMICS CORPORATION
401(k) PLAN FOR REPRESENTED EMPLOYEES
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets:
Investments in Master Trust at fair value	$969,218,178	$978,888,157
Investments in Master Trust at contract value	331,883,984	345,609,780
Notes receivable from participants	46,428,655	45,441,373
Contributions receivable – employer	5,283,987	4,028,948
Contributions receivable – participant	617,469	1,149,221
Total assets	1,353,432,273	1,375,117,479
Liabilities:
Accrued administrative expenses	110,337	227,860
Net assets available for benefits	$1,353,321,936	$1,374,889,619
See accompanying notes to financial statements.

GENERAL DYNAMICS CORPORATION
401(k) PLAN FOR REPRESENTED EMPLOYEES
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2015

Additions to net assets attributed to:
Participation in net income of Master Trust	$17,262,067
Interest income from notes receivable from participants	1,547,914
Contributions:
Rollover	2,135,752
Participant	49,498,241
Employer	25,300,262
Total contributions	76,934,255
Total additions	95,744,236
Deductions from net assets attributed to:
Benefits paid to participants	105,617,597
Administrative expenses	1,092,086
Total deductions	106,709,683
Net decrease prior to transfers	(10,965,447)
Net transfers within the master trust	(10,585,026)
Net transfers to and from other plans	(17,210)
Net decrease	(21,567,683)
Net assets available for benefits:
Beginning of year	1,374,889,619
End of year	$1,353,321,936
See accompanying notes to financial statements.

GENERAL DYNAMICS CORPORATION
401(k) PLAN FOR REPRESENTED EMPLOYEES
Notes to Financial Statements
December 31, 2015 and 2014

(1)	Plan Description
The following description of the General Dynamics Corporation 401(k) Plan for Represented Employees (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

(a)	General
The Plan is a defined contribution plan covering eligible employees of General Dynamics Corporation (the Company, Employer, Plan Administrator, or the Plan Sponsor) and its subsidiaries. Only employees subject to a collective bargaining agreement are eligible to participate in this Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is one of four plans that utilize the General Dynamics Corporation 401(k) Plan Master Trust Agreement (Master Trust).
The net transfers to and from plans within the Master Trust are a result of individual participants transferring jobs which causes them to become a participant in a different plan that also participates in the Master Trust.

(b)	Plan Administration
Fidelity Management Trust Company (Fidelity) holds the Plan’s assets as the Plan’s trustee and Fidelity Workplace Services, LLC is the Plan’s recordkeeper.

(c)	Contributions
Participants are eligible to participate in the Plan upon hire. As described in the supplements to the Plan Document, participants may contribute from 1% up to 50% of eligible compensation as pre-tax deferrals, up to the statutory limits defined by the Internal Revenue Code (IRC).  Participants of business units specified in the Plan Document, as applicable, are permitted to contribute from 1% up to 50% of compensation as Roth deferrals or after-tax contributions.   The Plan has an automatic enrollment feature which is applied to new employees of certain business units as defined in the Plan Document.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified plans (rollovers).  The Employer match amount varies based on the business unit with whom the participant is employed. For Electric Boat Corporation, the Plan is intended to be a safe-harbor plan as defined in the IRC.
Participants at certain business units may be eligible to receive an Employer discretionary contribution based on a percentage of their eligible compensation. At December 31, 2015 and 2014, $4,709,017 and $3,131,073, respectively, of such discretionary contributions were included as a receivable in the Plan’s financial statements.

(d)	Participant Accounts
Each participant directs his or her contributions to be invested in various funds. Changes to investment elections can be made according to rules set by the Company. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings and losses, less an allocation of administrative expenses. The benefit to which a participant is entitled is the vested balance of his or her account.

(e)	Vesting
Participants’ contributions are always 100% vested. Vesting in any Company matching or discretionary contributions varies by business unit, but does not exceed five years.

GENERAL DYNAMICS CORPORATION
401(k) PLAN FOR REPRESENTED EMPLOYEES
Notes to Financial Statements
December 31, 2015 and 2014

(f)	Notes Receivable from Participants
The Plan permits active participants to borrow the lesser of: (a) $50,000 less the highest outstanding note receivable (or participant loans or loan) balance during the last 12 months; or (b) 50% of the vested amount in their accounts (subject to limits defined in the Plan Document and by the IRC). Loans are secured by the remaining balance in the participants’ accounts. Participants are required to repay the loan by regular payroll deductions over a period of up to five years. The Plan also offers primary residence loans (with terms up to 20 years). Loans are issued at the U.S. prime rate of interest. Participant loans are recorded at amortized cost, which is the remaining unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan Document.

(g)	Payment of Benefits
On termination of service, a participant (or designated beneficiary) may elect to (a) receive a lump‑sum amount equal to the value of the participant’s vested interest in his or her account, (b) roll over the value of the participant’s vested interest in his or her account into an eligible retirement plan, (c) receive annual or monthly fixed-amount installment payments, or (d) receive a partial distribution of his or her total account balance. Active participants may be eligible to receive in‑service or hardship withdrawals, or withdrawals allowed under the IRC for participants that reach age 59½, subject to the provisions in the Plan Document.

(h)	Forfeited Accounts
Forfeitures are used to reduce Employer contributions. At December 31, 2015 and 2014, participants’ forfeited nonvested accounts were not significant. Forfeitures used during 2015 to reduce Employer contributions were not significant.

(i)	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.

(b)	Adoption of New Accounting Standards
In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2015-07, and in July 2015, the FASB issued Accounting Standards Update No. 2015-12. These new standards eliminate or simplify various disclosure requirements applicable to plan investments as well as amend existing guidance related to the measurement, reporting and disclosure of fully benefit-responsive investment contracts (FBRICs).

GENERAL DYNAMICS CORPORATION
401(k) PLAN FOR REPRESENTED EMPLOYEES
Notes to Financial Statements
December 31, 2015 and 2014

The Plan elected to early adopt these standards, each of which requires retrospective application to all periods presented. The new guidance requires FBRICs to be measured, presented, and disclosed only at contract value, and it clarifies that a plan’s investments in stable value funds are not FBRICs and should be measured and presented only at fair value. Adoption of the new guidance also resulted in removal of FBRICs and investments for which fair value is measured at net asset value (or its equivalent) from the fair value hierarchy, the reporting of investments within the fair value hierarchy by general type rather than by classes of investments, and other changes in investment disclosure requirements. The adoption of these standards had no effect on the Plan’s net assets available for benefits or changes therein. However, as a result of reclassifying the prior year FBRIC balance from fair value to contract value as of December 31, 2014, the investments in Master Trust, at fair value was reduced by $355,575,739 and the Adjustment from fair value to contract value for fully benefit-responsive investment contracts of $9,965,959 was eliminated. The net of these adjustments resulted in the recording of $345,609,780 in Investments, at contract value as of December 31, 2014.

(c)	Investment Valuation and Income Recognition
The Plan’s investments other than FBRICs (referred to herein as guaranteed investment contracts or GICs) are reported at fair value. Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Contract value is the relevant measure for the Plan’s GICs, because contract value is the amount Plan participants generally receive when executing transactions under the terms of the contract and Plan provisions. The Master Trust has an investment in two synthetic GICs through its investment in the Fixed Income Fund.
Purchases and sales of investments are recorded on the trade date. Investment income consists of dividend income, interest income, and net appreciation (depreciation) in the fair value of investments. Dividends are recognized on the ex‑dividend date, the date on which an entity or an individual must own the stock to receive the pending dividend. Interest income is recorded on an accrual basis. Net appreciation (depreciation) includes the gains and losses on investments bought and sold as well as held during the year.

(d)	Investment Concentrations
Through its investment in the Master Trust, the Plan holds shares of General Dynamics Corporation Common Stock representing approximately 46% of its investments as of December 31, 2015 and 2014.

(e)	Payment of Benefits
Benefits are recorded when paid.

(f)	Use of Estimates
The preparation of financial statements in accordance with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

(g)	Administrative Expenses
The Master Trust generally pays the administrative expenses of the Plan. The Plan Document provides that the Company may reimburse the Plan for administrative expenses. The Company did not reimburse any administrative expenses in 2015.
Company employees perform certain administrative functions that are not reimbursed by the Master Trust. The Plan Document provides that the Company is entitled to reimbursement for certain costs incurred on behalf of the Plan. The Company did not seek reimbursement for these costs in 2015.

GENERAL DYNAMICS CORPORATION
401(k) PLAN FOR REPRESENTED EMPLOYEES
Notes to Financial Statements
December 31, 2015 and 2014

Administrative expenses included in the Statement of Changes in Net Assets Available for Benefits are expenses that have been specifically identified as expenses of this Plan.

(3)	Tax Status
The Internal Revenue Service (IRS) issued a favorable determination letter on September 23, 2013, indicating that the Plan is a qualified plan under Section 401(a) of the IRC. The Plan is exempt from federal income tax under Section 501(a) of the IRC. Although the Plan has been amended subsequent to the date of the latest determination from the IRS, the Plan Sponsor and the Plan’s counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits in progress for any tax periods. Under the IRS statute of limitations, the Plan is no longer subject to income tax examinations for years prior to 2012.

(4)	Investments

(a)	General
The Plan’s investments are held by the Master Trust, which was established for the investment of the Plan’s assets and the assets of the General Dynamics Corporation 401(k) Plan 3.0, the General Dynamics Corporation 401(k) Plan 4.5, and the General Dynamics Corporation 401(k) Plan 5.0, collectively, the Plans. Each of the Plans has a pro rata interest in the Master Trust. Net assets and participation in the net income of the Master Trust are allocated to the Plans according to each Plan’s participants’ investment elections and earnings and losses thereon. At December 31, 2015 and 2014, the Plan’s interest in the net assets of the Master Trust was approximately 11%.
The following table presents the net assets of the Master Trust as of December 31, 2015 and 2014:
The following table presents the net assets of the Master Trust as of December 31, 2015 and 2014:

	2015	2014
Investments, at fair value	$9,731,777,380	$9,853,641,491
Investments, at contract value
Synthetic GICs	2,434,684,895	2,523,669,183
Non-interest bearing accounts	209,199	1,147,302
Pending trades receivable and interest receivable	1,058,566	4,509,372
Total assets	12,167,730,040	12,382,967,348

Pending trades payable and accrued expenses	(2,731,224)	(2,342,080)
Total liabilities	(2,731,224)	(2,342,080)
Net assets of Master Trust	$12,164,998,816	$12,380,625,268

The following table presents the changes in net assets of the Master Trust for the year ended December 31, 2015:

GENERAL DYNAMICS CORPORATION
401(k) PLAN FOR REPRESENTED EMPLOYEES
Notes to Financial Statements
December 31, 2015 and 2014

Additions to net assets attributed to:
Investment income:
Interest and dividends	$136,502,130

Deductions from net assets attributed to:
Net depreciation in fair value of investments	54,305,682
Net transfers	297,822,900
Total deductions	352,128,582
Net decrease	(215,626,452)

Net assets:
Beginning of year	12,380,625,268
End of year	$12,164,998,816
The net depreciation for the Master Trust is net of investment manager fees.

(a)	Fully Benefit Responsive Investment Contracts
The Master Trust holds two fully benefit-responsive synthetic investment contracts that are reported at contract value, which is generally the amount a participant would receive if he or she would initiate a withdrawal or transfer from the contract under the provisions of the Plan.  Contract value represents contributions made to the contract, plus earnings, less participant withdrawals and administrative expenses.  Each synthetic investment contract consists of a wrapper with Metropolitan Life Insurance Company (MetLife) (the Issuer) and underlying investments primarily in debt securities.  The wrapper contracts provide participants with a stable, fixed-rate of return on investments, and protection of principal from changes in market interest rates.  MetLife’s financial strength rating from Standard & Poor’s at December 31, 2015 was AA‑.  The crediting interest rate resets semi-annually and is based on an agreed‑upon formula with the Issuer, but cannot be less than zero. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the difference between the fully benefit-responsive investment contracts' book and market values; the amount and timing of Participant contributions; transfers and withdrawals into/out of the fully benefit-responsive investment contracts; and the duration of the underlying investments backing the fully benefit-responsive investment contracts.  Participants will receive the principal and accrued interest upon withdrawal for events such as transfers to other Plan investment options or payments for retirement, termination of employment, disability, death and in‑service withdrawals as permitted by the Plan.
The investment contracts specify certain conditions under which distributions from each contract would be payable at amounts below contract value.  Such circumstances include Plan termination, Plan merger, premature contract termination initiated by the Company, and certain other Company‑initiated events that result in distributions exceeding a set amount.  The contracts limit the circumstances under which the Issuer may terminate the contract.  Examples of circumstances which would allow the Issuer to terminate the contract include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events were to occur, the Issuer could terminate the contract at an amount less than contract value.  Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

GENERAL DYNAMICS CORPORATION
401(k) PLAN FOR REPRESENTED EMPLOYEES
Notes to Financial Statements
December 31, 2015 and 2014

(b)	Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2 - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the assets or liabilities;

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014:
General Dynamics Corporation Common Stock, Investments in Equity Securities, Units of Registered Investment Companies, Interest Bearing Cash and Overnight Deposit Accounts: Valued at the closing price reported on the active market in which the individual securities are traded (Level 1).
Participant-Directed Brokerage Account: Accounts primarily consist of mutual funds and common stocks that are determined by obtaining quoted prices on nationally recognized securities exchange (Level 1).
Units of Collective Trusts: The fair values of these private investment securities are determined using the net asset value as provided by the fund managers, which is a practical expedient for fair value. Investments in collective trusts are redeemable daily at net asset value, and there are no restrictions on redemptions. All collective trusts held by the Master Trust file U.S. Department of Labor Forms 5500 as direct filing entities.
The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2015 and 2014:

GENERAL DYNAMICS CORPORATION
401(k) PLAN FOR REPRESENTED EMPLOYEES
Notes to Financial Statements
December 31, 2015 and 2014

	Fair value	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2015:
Participant-Directed brokerage account:	$185,059,973	$185,059,973	$—	$—
General Dynamics
Corporation common stock	3,322,823,285	3,322,823,285	—	—
Investments in other equity securities	1,064,361,507	1,064,361,507	—	—
Registered investment companies	267,159,859	267,159,859	—	—
Overnight deposit accounts	18,003,066	18,003,066	—	—
Interest bearing cash	54,659,708	54,659,708	—	—
Total investments in
fair value hierarchy	$4,912,067,398	$4,912,067,398	$—	$—

Investments measured at
net asset value*	4,819,709,982
Total investments, at fair value	$9,731,777,380

	Fair value	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2014:
Participant-Directed brokerage account:	$155,436,988	$155,436,988	$—	$—
General Dynamics
Corporation common stock	3,407,807,484	3,407,807,484	—	—
Investments in other equity securities	1,138,745,540	1,138,745,540	—	—
Registered investment companies	231,236,182	231,236,182	—	—
Overnight deposit accounts	14,650,298	14,650,298	—	—
Interest bearing cash	35,045,186	35,045,186	—	—
Total investments in
fair value hierarchy	$4,982,921,678	$4,982,921,678	$—	$—

Investments measured at
net asset value*	4,870,719,813
Total investments, at fair value	$9,853,641,491
*Investments measured at fair value using net assets value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table for such investments are intended to permit reconciliation of the fair value hierarchy presented for the Master Trust investments to the investments at fair value line presented in Note 4(a).

(5)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, each participant will automatically become vested in his or her unvested Company contributions.

GENERAL DYNAMICS CORPORATION
401(k) PLAN FOR REPRESENTED EMPLOYEES
Notes to Financial Statements
December 31, 2015 and 2014

(6)Party‑in‑Interest Transactions
The Plan may, at the discretion of the Plan’s participants or via the Company match, invest through the Master Trust an unlimited amount of its assets in the Company’s common stock. The Master Trust held 24,190,595 and 24,762,422 shares of the Company’s common stock as of December 31, 2015 and 2014, respectively. Dividends earned by the Master Trust on the Company’s common stock were $61,977,616 for the year ended December 31, 2015.
The Plan also invests, through the Master Trust, in investment funds managed by the trustee or affiliates of the trustee of the Plan or by one of its investment managers. These funds are considered party-in-interest investments. In addition, the Plan invests, through the Master Trust, in common stocks of certain of its service providers which are also considered party-in-interest investments. These transactions qualify as exempt party-in-interest transactions. Fees paid to other service providers also qualify as party-in-interest transactions.
Notes receivable from participants are also considered party-in-interest transactions.

(7)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits at December 31, 2015 and 2014, as reported in the financial statements to the Form 5500:

	2015	2014
Net assets available for benefits as reported in the financial statements	$1,353,321,936	$1,374,889,619
Delinquent notes receivable in financial statements recorded as distributions in the Form 5500	(4,179,728)	(4,056,412)
Net assets available for benefits as reported in the Form 5500	$1,349,142,208	$1,370,833,207
The following is a reconciliation of benefits paid to participants for the year ended December 31, 2015, as reported in the financial statements to the Form 5500:

Net decrease in net assets per financial statements	$(21,567,683)
Deemed distributions of participant loans reported in the 2015 Form 5500	(4,179,728)
Deemed distributions of participant loans reported in the 2014 Form 5500	4,056,412
Net decrease in net assets per the Form 5500	$(21,690,999)

(8)	Subsequent Events
The Plan was amended and restated effective January 1, 2016. There were no significant changes to the Plan as a result of the restatement.
Plan management has evaluated subsequent events for recognition and disclosure through June 15, 2016.

GENERAL DYNAMICS CORPORATION
401(k) PLAN FOR REPRESENTED EMPLOYEES
Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions
Year ended December 31, 2015

Participant contributions transferred late to plan	Total that constitute nonexempt prohibited transactions: $274			Total fully corrected under VFCP and PTE 2002-51
Check here if late participant loan repayments are included [x]	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP
2012	$15	$—	$—	$—
2013	259	—	—	—
See accompanying Report of Independent Registered Public Accounting Firm.

GENERAL DYNAMICS CORPORATION
401(k) PLAN FOR REPRESENTED EMPLOYEES
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral par or maturity date	(d) Cost	(e) Current value
*	Participant Loans	Interest Rates (3.25-9.50%)	#	42,248,927

*	Party-in-interest
#	Cost information omitted for participant directed investments
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL DYNAMICS CORPORATION

As Plan Administrator of the General Dynamics Corporation 401(k) Plan for Represented Employees

by	/s/ John M. Ohrnberger
John M. Ohrnberger Staff Vice President, Compensation & Benefits
Dated: June 15, 2016